UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated November 14, 2007

Commission File Number 001-31731

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F      x            Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                    No      x

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable)

Index to Exhibits

Exhibit	Description
99.1	Press Release, dated November 14, 2007, relating to the change of the depositary for American Depositary Shares of the Registrant.

99.2	Form of Amended and Restated Deposit Agreement, among Chunghwa Telecom Co., Ltd., JPMorgan Chase Bank, N.A. as depositary, and all Holders and Beneficial Owners from time to time of American Depositary Receipts issued thereunder. *

*	Previously filed with the Registrant’s registration statement on Form F-6 (Registration No. 333-147321).

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 14, 2007

CHUNGHWA TELECOM CO., LTD.

By:	/s/ Joseph C.P. Shieh
Name:	Joseph C.P. Shieh
Title:	Senior Vice President & CFO

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Exhibit 99.1

Change of Depositary for American Depositary Shares

Taipei, Taiwan, R.O.C. November 14, 2007 – Chunghwa Telecom Co., Ltd (TAIEX: 2412, NYSE: CHT) (“Chunghwa” or “the Company”), today announced that the Company sent a notice to terminate its deposit agreement with The Bank of New York (“BoNY”). The termination will take effect on November 21, 2007. In conjunction with such termination, the Company has appointed JPMorgan Chase Bank, N.A. (“JPMorgan”) as successor depositary. The agreement between the Company and BoNY (the “Old Deposit Agreement”) provided for the deposit of common shares with BoNY for the creation of American depositary shares of the Company. An Amended and Restated Deposit Agreement (the “New Deposit Agreement”) between the Company and JPMorgan, which will take effect on November 21, 2007, will amend and restate the Old Deposit Agreement, and each existing American depositary receipt will be deemed amended and restated accordingly. The holders and beneficial owners of American depositary receipts of the Company from time to time shall become parties to, and be bound by all of the terms and conditions of, the New Deposit Agreement. The Company has filed with U.S. Securities and Exchange Commission (the “SEC”) a form of the New Deposit Agreement as an exhibit to its registration statement on Form F-6 (File No. 333-147321) which is available on the SEC’s website at www.sec.gov.

About Chunghwa Telecom

Chunghwa Telecom (TAIEX 2412, NYSE: CHT) is the leading telecom service provider in Taiwan. Chunghwa Telecom provides fixed line, mobile and Internet and data services to residential and business customers in Taiwan.

If you have any questions in connection with the change of depositary and the New Deposit Agreement, please contact the following person:

Fu-fu Shen

Investor Relations

+886 2 2344 5488

chtir@cht.com.tw

21-3 Hsinyi Road, Section 1,

Taipei, Taiwan,

Republic of China